April 7, 2025

Pankaj Khanna
Chief Executive Officer
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

       Re: Heidmar Maritime Holdings Corp.
           Draft Registration Statement on Form F-1
           Submitted April 1, 2025
           File No. 377-07850
Dear Pankaj Khanna:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Keith Billotti